 CIBC Mellon Trust Company

May 13, 2003

Nova Scotia Securities Commission	Alberta Securities Commission

Saskatchewan Securities Commission	The Manitoba Securities Commission

The Toronto Stock Exchange	Ontario Securities Commission

Office of the Administrator, New Brunswick	British Columbia Securities Commission

Registrar of Securities, Prince Edward Island	Commission des valeurs mobilieres du Quebec

Registrar of Securities, Government of the	Securities Commission of Newfoundland and Labrador
Northwest Territories

Registrar of Securities, Government of Yukon	Registrar of Securities, Government of Nunavut
Territory

The New York Stock Exchange	Philippine Stock Exchange, Inc.

U.S. Securities Exchange Commission	Philippine Central Depository

Depository Trust Company	Philippine Securities and Exchange Commission

The Canadian Depository for Securities Limited

Dear Sirs:

RE: SUN LIFE FINANCIAL SERVICES OF CANADA INC.

The following items were sent by prepaid mail or made available by electronic communication (in accordance with National Policy 11-201) to all registered shareholders and to share account holders of the above-mentioned Company between April 25 to May 12, 2003.

  Form of Proxy
  Notice of Annual Meeting of Common Shareholders and Management Information Circular
  Annual Report for the fiscal year ended December 31, 2002
  Request for Quarterly Reports Card
  Proxy Return Envelope

We have not mailed material to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office .

The above disclosure documents are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

/s/ Michael Lee

Michael Lee
Associate Manager, Insurance Company Services
Direct Dial: (416) 643-6176

320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6 - Tel. 416.643.5000 - www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks